AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE KOREA FUND, INC.

(Name of Subject Company)

THE KOREA FUND, INC.

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

500634209

(CUSIP Number of Class of Securities)

c/o Carmine Lekstutis

JPMorgan

4 New York Plaza

New York, NY 10004

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

August 16, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated August 16, 2024, and the Letter of Transmittal, among other documents, have been filed by The Korea Fund, Inc. (the “Fund”) as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet included in the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is The Korea Fund, Inc. (previously defined as the “Fund”), a non-diversified, closed-end management investment company organized as a Maryland corporation. The principal executive offices of the Fund are located at 60 Victoria Embankment, London, EC4Y 0JP. The Fund’s telephone number is +44 207 742 3436.

(b) The title of the subject class of equity securities described in the offer is Common Shares of beneficial interest, par value $0.01 per share (the “Shares”). As of July 10, 2024, there were 4,833,153 Shares of the Fund issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). The Fund began trading on the NYSE on August 22, 1984. For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each fiscal quarter since July 1, 2022, see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

(d) The Fund had no income or capital gains eligible for distribution arising during fiscal years ending June 30, 2023 and June 30, 2024.

(e) Not applicable.

(f) Under the terms of the Fund’s current share repurchase program, the Fund may repurchase up to 10% of its outstanding shares in each twelve-month period ended June 30 at differing discount threshold levels that are not publicly announced. The Fund is prohibited, however, from repurchasing its shares pursuant to the share repurchase program during periods when the Fund also has an outstanding tender offer.

As of the end of the following fiscal quarters for the period commencing July 1, 2023, the Fund has cumulatively repurchased and retired its Shares as shown in the following table.

Fiscal Quarter Ended	TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED	RANGE OF PRICES PAID	AVERAGE PRICE PAID
September 30, 2023	12,899	$20.77630 - $24.18079	$22.39279
December 31, 2023	38,112	$18.58700 - $23.74440	$21.32407
March 31, 2024	28,363	$20.81640 - $23.46290	$22.16859
June 30, 2024	15,888	$23.05840 - $24.31000	$23.59948
TOTAL	95,262

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a Maryland corporation. The Fund’s President and Chief Executive Officer and the Treasurer, Principal Financial and Accounting Officer of the Fund are both located at 60 Victoria Embankment, London, EC4Y 0JP. The Fund’s telephone number is +44 207 742 3436. The filing person is the subject company. The members of the Board of Directors of the Fund are: Julian M. I. Reid, Richard A. Silver, Matthew J. Sippel and Madam Yan Hu. Each member of the Board of

Directors is not an “interested person” of the fund, as that term is defined in the 1940 Act (the “Independent Directors” or the “Directors”).

The executive officers of the Fund are Simon J. Crinage, President and Chief Executive Officer, Neil S. Martin, Treasurer, Principal Financial and Accounting Officer, Paul F. Winship, Vice President and Secretary, Carmine Lekstutis, Chief Legal Officer and Stephen M. Ungerman, Chief Compliance Officer.

Correspondence to the Directors and executive officers of the Fund should be mailed to The Korea Fund, Inc., c/o JPMorgan Funds Limited, 60 Victoria Embankment, London, EC4Y 0JP, Attn: Paul Winship / Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Directors has determined to commence an offer to purchase up to 12.5%, or 604,144 Shares, of the Fund’s issued and outstanding common chares (the “Common Shares” or “Shares”). The offer is for cash at a price equal to 98.5% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the NYSE on September 16, 2024, or if the Offer period is extended, as of the close of ordinary trading on the NYSE on the newly designated expiration date, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to stockholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b) The Fund has been advised that neither its Directors, officers nor investment adviser intend to tender any Shares pursuant to the Offer. Therefore, the Fund does not intend to purchase Shares from any officer, Director or investment adviser of the Fund pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, each of which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 1, “Price; Number of Shares,” Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, each of which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Directors, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, each of which is incorporated herein by reference.

As of May 10, 2024, City of London Investment Group PLC, located at 77 Gracechurch Street, London, England, beneficially owned 1,209,604 common shares of the Fund, an amount equal to 25.03 percent of the Fund’s outstanding common shares.1

As of February 15, 2024, Lazard Asset Management LLC, located at 50 Stratton St, London England W1J 8LL, beneficially owned 749,807 common shares of the Fund, an amount equal to 15.36 percent of the Fund’s outstanding common shares.2

Under the terms of the Fund’s current share repurchase program, the Fund may repurchase up to 10% of its outstanding shares in each twelve-month period ended June 30 at differing discount threshold levels that are not publicly announced. The Fund is prohibited, however, from repurchasing its shares pursuant to the share repurchase program during periods when the Fund also has an outstanding tender offer. Except for the transactions listed below that were a part of the Fund’s revised share repurchase program, there have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund.

Date	Amount of shares repurchased	Price per share
6/18/24	7	23.97000
6/20/24	800	24.05630
6/21/24	708	23.76430
6/24/24	890	23.85730
6/26/24	20	23.90000
6/27/24	177	24.03560
7/1/24	674	24.22880
7/2/24	95	24.43160

In addition, based upon the Fund’s records and upon information provided to the Fund by its Directors, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

1 Based on a Schedule 13G/A filed by City of London Investment Group PLC with the SEC on May 10, 2024.

2 Based on a Schedule 13G/A filed by Lazard Asset Management LLC with the SEC on February 15, 2024.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Directors of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated July 10, 2024.
(a)(5)(ii)	Press Release dated August 16, 2024.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h) 107	Not applicable. Filing Fees – Calculation of Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KOREA FUND, INC.

/s/ Simon J. Crinage
Simon J. Crinage
President and Chief Executive Officer

August 16, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Directors of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Notice of Withdrawal.
(a)(5)(i)	Press Release dated July 10, 2024.
(a)(5)(ii)	Press Release dated August 16, 2024.
107	Filing Fees – Calculation of Filing Fee Table.